                                                                    EXHIBIT 99.2


                                 BC FORM 51-901F


                                QUARTERLY REPORT


INCORPORATED AS PART OF:   SCHEDULES B & C


ISSUER DETAILS:

--------------------------------------------------------------------------------
Name of Issuer                                IMAGIS TECHNOLOGIES INC.
--------------------------------------------------------------------------------
For Quarter Ended                             September 30, 2003
--------------------------------------------------------------------------------
Date of Report                                November 14, 2003
--------------------------------------------------------------------------------
Issuer Address                                1630 - 1075 West Georgia Street
                                              Vancouver, British Columbia
                                              V6E 3C9
--------------------------------------------------------------------------------
Issuer Fax Number                             (604) 684-9314
--------------------------------------------------------------------------------
Issuer Telephone Number                       (604) 684-2449
--------------------------------------------------------------------------------
Contact Name                                  Wayne Smith
--------------------------------------------------------------------------------
Contact Position                              Vice President Finance
--------------------------------------------------------------------------------
Contact Telephone Number                      (604) 684-2449
--------------------------------------------------------------------------------
Contact Email Address                         wsmith@imagistechnologies.com
--------------------------------------------------------------------------------
Web Site Address                              www.imagistechnologies.com
--------------------------------------------------------------------------------





                                   CERTIFICATE


THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond               /s/ Iain Drummond            03/11/14
-------------               -----------------            --------
Name of Director            Sign (typed)                 Date Signed (YY/MM/DD)

Roy Trivett                 /s/ Roy Trivett              03/11/14
-----------                 ---------------              --------
Name of Director            Sign (typed)                 Date Signed (YY/MM/DD)

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.   Analysis of expenses:

     (a) Cost of materials

    -----------------------------------------------------------------------------------------------------
                                            Q1           Q2            Q3           Q4           TOTAL
    -----------------------------------------------------------------------------------------------------
    Software purchased for resale            --          --         200,926                     200,926
    Supplies & Services                   2,911          --              --                       2,911
    Other                                   103          --                                         103
    -----------------------------------------------------------------------------------------------------
    TOTAL                                $3,014         $--        $200,926                    $203,940
    -----------------------------------------------------------------------------------------------------

     (b) Sales

    -----------------------------------------------------------------------------------------------------
                                        Q1              Q2            Q3           Q4            TOTAL
    -----------------------------------------------------------------------------------------------------
    Salaries and benefits             340,509        196,285       159,632                       696,426
    Travel                            123,056         30,901        25,096                       179,053
    Other                              69,217         46,946        34,855                       151,018
    -----------------------------------------------------------------------------------------------------
    TOTAL                            $532,782       $274,132      $219,583                    $1,026,497
    -----------------------------------------------------------------------------------------------------

     (c) Marketing

    -----------------------------------------------------------------------------------------------------
                                         Q1             Q2            Q3           Q4             TOTAL
    -----------------------------------------------------------------------------------------------------
    Salaries and benefits              16,248         14,855        16,156                        47,259
    Tradeshows                          7,018         13,889         2,719                        23,626
    Website and internet                7,267          7,645         7,604                        22,516
    Other                              10,681          5,469         3,008                        19,158
    -----------------------------------------------------------------------------------------------------
    TOTAL                             $41,214        $41,858       $29,487                      $112,559
    -----------------------------------------------------------------------------------------------------

     (d) Technical services

    -----------------------------------------------------------------------------------------------------
                                         Q1            Q2            Q3           Q4              TOTAL
    -----------------------------------------------------------------------------------------------------
    Salaries and benefits              98,936         77,200        63,021                       239,157
    Travel                              9,704          3,064         4,311                        17,079
    Rent & Utilities                   18,224         11,318           241                        29,783
    Other                              13,724         14,608        11,048                        39,380
    -----------------------------------------------------------------------------------------------------
    TOTAL                            $140,588       $106,190       $78,621                      $325,399
    -----------------------------------------------------------------------------------------------------

     (e) Technology development

    -----------------------------------------------------------------------------------------------------
                                         Q1            Q2            Q3           Q4             TOTAL
    -----------------------------------------------------------------------------------------------------
    Salaries and benefits             211,858        150,312       121,792                      483,962
    Travel                             25,048          4,744         7,394                       37,186
    Rent & Utilities                   18,224         11,318           241                       29,783
    Consulting                             --        (97,900)        1,540                      (96,360)
    Other                              23,413         17,474        10,364                       51,251
    -----------------------------------------------------------------------------------------------------
    TOTAL                            $278,543       $ 85,948      $141,331                     $505,822
    -----------------------------------------------------------------------------------------------------

     (f) Administration

    -----------------------------------------------------------------------------------------------------
                                         Q1            Q2            Q3           Q4              TOTAL
    -----------------------------------------------------------------------------------------------------
    Salaries and benefits             280,004        213,760       162,541                       656,305
    Travel                             41,727         29,671        11,402                        82,800
    Management fee                    366,950             --            --                       366,950
    Audit and legal fees               57,081         98,697        92,143                       247,921
    Other                             205,889          9,981       106,603                       322,473
    -----------------------------------------------------------------------------------------------------
    TOTAL                            $951,651       $352,109      $372,689                    $1,676,449
    -----------------------------------------------------------------------------------------------------

2.   Related party transactions:

     (a) During the nine month period ended September 30, 2003, the Company received cash pursuant to a loan agreement with a previous director of the Company in the amount of $367,000 and made repayments in the amount of $20,000. Also included in this loan are various expenses paid by the former director on behalf of the Company in the amount of $148,622 of which $26,384 has been repaid. The loan has accrued interest in the amount of $21,000 and remains unpaid as at September 30, 2003. The loan bears interest at a rate of prime plus 5% per annum and is secured by a General Security Agreement over the assets of the Company, and a Source Code Escrow Agreement that requires the Company to deposit into escrow its source codes together with a license to commercialize the source codes on a non-exclusive, world-wide, royalty-free basis for a period of five years, to be released only in the event that Imagis ceases operations or enters bankruptcy proceedings. The loan arrangement under which the credit facility was drawn expired on May 31, 2003. However, the Company and the lender have agreed to settle $396,750 of this amount through the issuance of special warrants under the same terms as those of the current private placement. The settlement would remove the General Security Agreement over the assets of the Company. Subsequent to September 30, 2003, the Company has repaid the balance of the funds owed under the Credit Facility in cash.

     (b) At September 30, 2003, the Company owed $178,881 to directors of the Company as a result of cash advances made to the Company. These advances are non-interest bearing, are unsecured and have no set date for repayment. The Company has reached agreements to settle $173,000 of these advances through the issuance of special warrants with the remainder to be repaid in cash.

3. Summary of securities issued and options granted during the nine months ended September 30, 2003

     (a) Summary of securities issued during the period:

      ------------------------------------------------------------------------------------------------------------------------------
          DATE               TYPE                  TYPE
           OF                 OF                    OF                                     TOTAL          TYPE OF
         ISSUE             SECURITY                ISSUE           NUMBER      PRICE      PROCEEDS     CONSIDERATION      COMMISSION
      ------------------------------------------------------------------------------------------------------------------------------
        01/23/03        Common shares         Option exercise      21,505     $  2.97     $ 63,870         Cash               Nil
        01/24/03        Common shares         Option exercise       5,000     $  1.00     $  5,000         Cash               Nil
        01/27/03        Common shares         Option exercise       6,000     $  1.00     $  6,000         Cash               Nil
        02/10/03        Common shares        Warrant exercise     133,334     $  1.25     $166,668         Cash               Nil
        02/10/03        Common shares         Option exercise      50,000     $  0.30     $ 15,000         Cash               Nil
        03/12/02        Common shares         Option exercise      30,000     $  0.30     $  9,000         Cash               Nil
        04/11/03        Common shares         Option exercise      75,000     $  0.30     $ 22,500         Cash               Nil
        05/29/03        Common shares         Option exercise       8,000     $  1.00     $  8,000         Cash               Nil
        07/31/03        Common shares         Debt settlement     378,486     $0.2925     $110,707       Services             Nil
        07/31/03        Common shares         Debt settlement     235,382     $0.2925     $ 68,849         Rent               Nil
        07/31/03        Common shares         Debt settlement      47,378     $0.2422     $ 11,475         Rent               Nil
        09/03/03        Common shares         Debt settlement      57,146     $0.2008     $ 11,475         Rent               Nil
        09/29/03       Special warrants      Private placement    289,855     $0.1725     $ 50,000         Cash               Nil
      ------------------------------------------------------------------------------------------------------------------------------

3. Summary of securities issued and options granted during the nine months ended September 30, 2003, continued

     (b) Options/warrants granted during the period:

     Nil

4.  Summary of securities as at September 30, 2003

    (a) Authorized share capital: 100,000,000 common shares without par value

    (b) Number and recorded value for shares issued and outstanding:

        ------------------------------------------------------------------------
                  NUMBER OF COMMON SHARES                     AMOUNT
        ------------------------------------------------------------------------
                         20,679,705                         $17,657,156
        ------------------------------------------------------------------------


    (c) Description of options, warrants and convertible securities outstanding:

        Options

                  ------------------------------------------------------------------------------------
                        NUMBER OF COMMON SHARES
                                ISSUABLE                   EXERCISE PRICE          DATE OF EXPIRY
                  ------------------------------------------------------------------------------------
                                 25,000                       $1.00                  02/25/04
                                 45,000                       $1.00                  03/25/04
                                117,666                       $1.00                  01/19/05
                                546,666                       $1.00                  08/30/06
                                 15,000                       $2.35                  11/02/05
                                160,000                       $2.20                  12/19/06
                                 15,000                       $1.99                  12/20/05
                                222,500                       $1.50                  05/14/06
                                270,000                       $2.35                  03/04/07
                                 35,485                       $2.97                  02/08/04
                                 10,000                       $2.24                  01/31/07
                                130,000                       $2.35                  05/15/07
                                 70,000                       $2.35                  06/30/07
                                320,000                       $2.35                  07/31/07
                                300,000                       $1.50                  08/31/07
                                 35,000                       $2.35                  10/31/07
                  ------------------------------------------------------------------------------------
                              2,317,317                       $1.73
                  ------------------------------------------------------------------------------------

         Warrants

                  ------------------------------------------------------------------------------------
                        NUMBER OF COMMON SHARES
                                ISSUABLE                   EXERCISE PRICE          DATE OF EXPIRY
                  ------------------------------------------------------------------------------------
                                 50,000                         $2.20              January 18, 2004
                                291,667                       US$1.50              July 8, 2004
                                105,000                       US$1.80              July 24, 2004
                  ------------------------------------------------------------------------------------
                                446,667
                  ------------------------------------------------------------------------------------

         Special Warrants

                  ---------------------------------------------------------------------------------------------
                     NUMBER ISSUABLE        TYPE OF SECURITY        EXERCISE PRICE           DATE OF EXPIRY
                  ---------------------------------------------------------------------------------------------
                         289,855            Common shares /             Nil /              March 29, 2005 /
                                               warrants            $0.23 to $0.253         September 29, 2005
                  ---------------------------------------------------------------------------------------------

5.   List of directors and officers as of November 14, 2003:

                  -----------------------------------------------------------------------------------------------
                  NAME                           POSITION
                  -----------------------------------------------------------------------------------------------
                  Oliver "Buck" Revell           Director and Chairman of the Board
                  Roy Trivett                    President and Chief Executive Officer, Director
                  Iain Drummond                  Director, Vice President and Managing Director International
                  Treyton Thomas                 Director
                  Wayne Smith                    Vice President Finance, Chief Operating Officer
                  Rory Godinho                   Corporate Secretary
                  -----------------------------------------------------------------------------------------------

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

FORWARD-LOOKING STATEMENTS:

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, as well as all projections of future results.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Issuer to be materially different from any future results or achievements of the Issuer expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Issuer's limited operating history; the Issuer's need for additional financing; the Issuer's history of losses; the Issuer's dependence on a small number of customers; risks involving new product development; competition, management of growth and integration; risks of technological change; the Issuer's dependence on key personnel; risks involving lengthy sales cycles; marketing relationships and third-party suppliers; the Issuer's ability to protect its intellectual property rights; risks associated with exchange rate fluctuations; risks of software defects; risks associated with product liability; the directors' and officers' involvement in other projects; the Issuer's strategic alliances with Sanyo Semiconductor Company and Intacta Technologies Inc. to form Zixsys Inc.; the Issuer's agreements with OSI Systems Inc.; the volatility of the Issuer's share price; risks associated with certain shareholders' exercising control over certain matters; and the other risks and uncertainties described under "Description of Business - Risk Factors" in the Company's annual report. Certain of the forward-looking statements contained in this quarterly report are identified with cross-references to this section and/or to specific risks identified within the Company's 2002 Annual Report.

Although the Issuer believes that expectations reflected in these forward-looking statements are reasonable, the Issuer cannot guarantee future results, levels of activity, performance, achievements or other future events. Moreover, neither the Issuer nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. The Issuer is under no duty to update any of these forward-looking statements after the date of this report. You should not place undue reliance on these forward-looking statements.

ABOUT IMAGIS

Imagis Technologies Inc. is a developer and marketer of software applications and advanced biometric facial recognition software solutions both as products and as a Software Development Kit. These applications provide a range of security solutions in various industry sectors including airports, law enforcement, customs, immigration and other government agencies, and gaming. The Company currently has over one hundred and forty installations of its software products.

OVERVIEW

Revenue for software and services has historically accounted for a substantial portion of the Company's revenue. Typically, the Company enters into a fixed price contract with a customer for the licensing of selected software products and the provision of specific services. The Company generally recognizes total revenue for software and services associated with a contract using percentage of completion method based on the total costs incurred over the total estimated costs to complete the contract.

The Company's revenue is dependent, in large part, on significant contracts from a limited number of customers. As a result, any substantial delay in the Company's completion of a contract, the inability of the Company to obtain new contracts or the cancellation of an existing contract by a customer could have a material adverse effect on the Company's results of operations. The loss of certain contracts could have a material adverse effect on the Company's business, financial condition, operating results and cash flows. As a result of these and other factors, the Company's results of operations have fluctuated in the past and may continue to fluctuate from period-to-period.


Recent events have increased awareness of and interest in products that have law enforcement or other security applications. There can be no assurance, however, that such trends will continue or will result in increased sales of the Company's products and services.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO SEPTEMBER 30, 2002:

REVENUES

Imagis' total revenues decreased 27% to $496,612 for the quarter ended September 30, 2003 over the comparable prior year level of $679,509. However, revenues increased 56% over the second quarter revenues of $317,829, following a second quarter increase of 15% over the first quarter 2003 level of $277,508. The lower revenues as compared to 2002 were attributable to lower software sales revenues.

Revenues from the sales of software products declined 31% to $361,533 this year as compared to $525,351 for 2002. The quarter ending September 30, 2002 included $196,150 in revenue from the Serco installation, this order was received during 2001 and the revenue was recorded as the installation progressed and was completed in 2002.

Support and services revenues for 2003 were $135,010 and were 29% higher than in 2002 of $104,688. The support revenues are increasing as the sales revenues increased during 2002 and the deferred revenue of $132,956 recorded as at September 30, 2003 consists solely of ongoing support contracts.

Other revenues were $69 for 2003, whereas comparable revenues of $49,470 were earned in the prior year. These revenues were primarily earned through interest revenue and fluctuate with the Company's cash balances. The 2002 figure was unusually high due to a large interest charge applied to an outstanding customer account.

OPERATING COSTS

Operating expenses totaled $1,190,654 for 2003, which is 49% lower than the 2002 operating expenses of $2,322,876. The lower costs over the prior period resulted from significant decreases in the areas of administration, sales and marketing, technology development, and technical services. The cost of materials of $200,926 consists solely of the cost of purchasing the software licenses for the previously announced Contra Costa installation from Briyante Software Corp. With the expected completion of the acquisition of Briyante at the end of November 2003 this cost will not be incurred in the future. Management has implemented significant cost reduction strategies during the final quarter of 2002 and through April 2003. The month of May 2003 was the first month that fully realized all of the cost reductions. The current operating expense rate has stabilized at approximately $3,500,000 per annum, with an expected expense level of approximately $5,000,000 for fiscal 2003.

ADMINISTRATION

Administrative costs for 2003 were $372,689, which is 58% lower than for 2002 of $892,022. Administrative costs include staff salaries and related benefits and travel, stock based compensation, consulting and professional fees, facility and support costs, shareholder, regulatory and investor relations costs.

Generally all categories were lower due to the effects of cost reducing strategies, in particular a significant reduction in travel costs and the use of outside consultants. The Company's administrative costs have declined since the second quarter of 2002, primarily due to no longer using financial advisory services and contract support staff.

BAD DEBT EXPENSE

The bad debt expense in 2003 of $71,501 consists of two customers that defaulted on payment for software licenses. There was no comparable expense during the same period in 2002.

INTEREST AND AMORTIZATION

Interest expense incurred this year related to financing of equipment and miscellaneous interest amounted to $7,524, up from the prior year of $1,232. Overall interest expense also increased from $1,232 to $22,773 due to $15,249 in interest charged on the Company's credit facility, advances and debenture. Amortization in 2003 amounted to $53,743 consistent with $52,103 for 2002.

COST OF MATERIALS

Cost of materials during 2003 of $200,926 consisted solely of one-time costs associated with the Contra Costa installation due to the cost of purchasing the software licenses from Briyante Software Corp. With the expected completion of the acquisition of Briyante at the end of November 2003 this cost will not be incurred in the future. There was no comparable expense in 2002.

SALES AND MARKETING

Sales and marketing expenses for 2003 were $249,070, and were 69% lower than in 2002 of $803,627. Imagis significantly increased its sales and marketing efforts during 2002 in order to increase market awareness of the Company and its products and capitalize on expected increased sales opportunities. These expected opportunities did not fully materialize. The Company has now decreased its sales team and streamlined its associated travel and marketing costs as part of its strategy of utilizing a more targeted marketing and sales strategy. No further decreases are currently contemplated. Sales and marketing costs will be increased if management identifies specific opportunities that require an increase in resources but only in the event that identifiable revenues exist.

TECHNOLOGY DEVELOPMENT

The technology development expenses for 2003 were $141,331, which is 60% lower than the 2002 comparable costs of $356,955. Recurring expenses were reduced through a reduction in staff and overhead costs. Technology development expenses are expected to increase by approximately $150,000 per quarter with the addition of staff associated with the Briyante acquisition. Management expects that the increased revenues achieved as a result of the sale of new products acquired with Briyante will more than offset the increased costs.

TECHNICAL SERVICES

Costs for the technical services group were $78,621 this year, which is 60% lower than the comparable 2002 costs of $195,819. The technical services group generally assists the Company's strategic partners in their installation of Imagis' products and also provides clients with any technical support they may require under annual support contracts, and includes primarily costs for salaries, facilities and travel. The reduction is due to cost reductions in all areas. Costs for future quarters will be dependent on the sales levels achieved by the Company.

NET LOSS FOR THE PERIOD

Overall, the Company incurred a net loss for the third quarter of 2003 of $694,042 or $0.03 per share, which is 58% lower than the net loss incurred during the third quarter of 2002 of $1,643,367 or $0.09 per share. Even though the Company experienced reduced revenues during the period the loss was dramatically reduced through management's cost reduction strategies. Management believes that the Company will be able to achieve break even operations during the first quarter of 2004. This has been moved out from the initial estimate of break even operations being achieved during the final quarter of 2003 due to the delay in completing the acquisition of Briyante. The revenues realized through the sale of Briyante software will not be fully recognizable by Imagis until after completion of the acquisition.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO SEPTEMBER 30, 2002:

REVENUES

Imagis' total revenues decreased 60% to $1,091,949 for the nine months ended September 30, 2003 over the comparable prior year level of $2,733,114. The lower revenues were attributable to lower software sales revenues.

Revenues from the Company's software products declined 72% to $686,013 this year as compared to $2,433,927 for 2002. The period ending September 30, 2002 included $1,024,341 in revenue from the Serco installation, $459,017 from the Company's Alameda installation and $483,091 from the Zixsys license sale. The only comparable large contract during the same period this year is the Contra Costa installation of $401,337. The Alameda and Serco orders were received during 2001 and the revenue was recorded as the installations progressed and were completed in 2002.

Support and services revenues for 2003 were $398,251 and were 84% higher than in 2002 of $216,339. The support revenues are increasing as the sales revenues increased during 2002.

Other revenues were $7,685 for 2003, whereas comparable revenues of $82,848 were earned in the prior year. These revenues were primarily earned through interest revenue and fluctuate with the Company's cash balances. The 2002 figure was unusually high due to a large interest charge applied to an outstanding customer account.

OPERATING COSTS

Operating expenses totaled $4,191,523 for 2003, which is 42% lower than the 2002 operating expenses of $7,173,855. The 2003 expenses include a one-time charge of USD$250,000 (CDN$366,950) incurred as a management fee owing to OSI Systems Inc. ("OSI") in consideration of renegotiating the terms of the agreements with OSI; a one-time expense recovery of $100,000 relating to sub-contracted software development expensed during 2002; and a one-time cost of materials charge of $200,926 due to the cost of purchasing the software licenses for the previously announced Contra Costa installation from Briyante Software Corp. With the expected completion of the acquisition of Briyante at the end of November 2003 this cost will not be incurred in the future. Excluding these items, the operating expenses for 2003 were $3,723,647, which represents a 48% reduction in expenses over the prior year. The lower costs over the prior period resulted from significant decreases in the areas of administration, sales and marketing, and technology development and technical services. Management has implemented significant cost reduction strategies during the final quarter of 2002 and through April 2003. The month of May of 2003 was the first month that fully realized all of the cost reductions. The current operating expense rate has stabilized at approximately $3,500,000 per annum, with an expected expense level of approximately $5,000,000 for fiscal 2003.

ADMINISTRATION

Administrative costs for 2003 were $1,676,449, which is 42% lower than for 2002 of $2,903,346. These costs include the one-time management fee of USD$250,000 (CDN$366,950) described above. Excluding this charge, the administrative costs were $1,309,499, which represents a 55% reduction from the prior year. Administrative costs include staff salaries and related benefits and travel, stock based compensation, consulting and professional fees, facility and support costs, shareholder, regulatory and investor relations costs.

Generally all categories were lower due to the effects of cost reducing strategies, in particular a significant reduction in travel costs and the use of outside consultants. Also during the period, there was a stock based compensation recovery of $7,019 as opposed to an expense of $275,519 during 2002. The Company's administrative costs have declined since the second quarter of 2002, primarily due to no longer using financial advisory services and contract support staff.

BAD DEBT EXPENSE

The bad debt expense in 2003 of $117,433 consists of three customers that defaulted on payment for software licenses and one customer that defaulted on payment of reimbursable expenses. There was no comparable expense during the same period in 2002.

INTEREST AND AMORTIZATION

Interest expense incurred this year primarily related to financing of equipment and miscellaneous interest charges amounted to $17,149. This is primarily due to the acquisition of equipment during 2002. Overall interest expense also increased $24,815 due to interest charged on the Company's credit facility, advances and debenture. Amortization in 2003 amounted to $181,460 as compared to $108,765 for 2002. The increase in amortization expense reflects purchases of equipment and the amortization expense associated with the acquisition of the Intacta license.

COST OF MATERIALS

Cost of materials during 2003 of $203,940 consisted primarily of one-time costs associated with the Contra Costa installation due to the cost of purchasing the software licenses from Briyante Software Corp. With the expected completion of the acquisition of Briyante at the end of November 2003 this cost will not be incurred in the future. Cost of materials during 2002 of $174,579 consisted of one-time costs associated with the Alameda installation and Zixsys license.

SALES AND MARKETING

Sales and marketing expenses for 2003 were $1,139,056, and were 48% lower than in 2002 of $2,197,551. Imagis significantly increased its sales and marketing efforts during 2002 in order to increase market awareness of the Company and its products and capitalize on expected increased sales opportunities. These expected opportunities did not fully materialize. The Company has now decreased its sales team and streamlined its associated travel and marketing costs as part of its strategy of utilizing a more targeted marketing and sales strategy. No further decreases are currently contemplated. Sales and marketing costs will be increased if management identifies specific opportunities that require an increase in resources but only in the event that identifiable revenues exist.

TECHNOLOGY DEVELOPMENT

The technology development expenses for 2003 were $505,822, which is 56% lower than the 2002 comparable costs of $1,139,672. The 2003 total includes a $100,000 recovery of software consulting fees relating to sub-contracted software development expensed during the fourth quarter of 2002. Recurring expenses were reduced to $605,822 through a reduction in staff and overhead costs. Technology development expenses are expected to increase by approximately $150,000 per quarter with the addition of staff associated with the Briyante acquisition. Management expects that the increased revenues achieved as a result of the sale of new products acquired with Briyante will more than offset the increased costs. Any additional increases will only occur when specific sales opportunities are identified.

TECHNICAL SERVICES

Costs for the technical services group were $325,399 this year, which is 50% lower than the comparable 2002 costs of $645,038. The technical services group generally assists the Company's strategic partners in their installation of Imagis' products and also provides clients with any technical support they may require under annual support contracts, and includes primarily costs for salaries, facilities and travel. The reduction is due to cost reductions in all areas. Costs for future quarters will be dependent on the sales levels achieved by the Company.

NET LOSS FOR THE PERIOD

Overall, the Company incurred a net loss for the first nine months of 2003 of $3,099,574 or $0.15 per share, which is 30% lower than the net loss incurred during the first nine months of 2002 of $4,440,741 or $0.25 per share. Even though the Company experienced reduced revenues during the period the loss was reduced through management's cost reduction strategies. Management believes that the Company will be able to achieve break even operations during the first quarter of 2004. This has been moved out from the initial estimate of break even operations being achieved during the final quarter of 2003 due to the delay in completing the acquisition of Briyante. The revenues realized through the sale of Briyante software will not be fully recognizable by Imagis until after completion of the acquisition.

SUBSEQUENT EVENTS

     (a) Pursuant to a Letter of Intent dated December 6, 2002 and an Arrangement Agreement dated February 14, 2003 the Company has agreed to acquire 100% of the issued and outstanding shares of Briyante Software Corp. ("Briyante"), a software development company. The arrangement agreement was approved by the shareholders of Briyante at an annual and special general meeting held on March 17, 2003 and by an order of the Supreme Court of British Columbia on March 20, 2003. Subsequently the Company agreed to the postponement, pending amendments to the terms, of the acquisition of Briyante. The agreement to amend the terms was brought about by the Company determining that it did not have sufficient working capital for the combined entity, as a result of a poor financial environment. The Arrangement Agreement expired on May 31, 2003. On October 3, 2003, the Company and Briyante entered into a revised Arrangement Agreement to proceed with the acquisition of Briyante by the Company under the following terms:

         (i) The Company will acquire all outstanding shares of Briyante in exchange for shares of the Company. Briyante shareholders will receive 1.4 common shares of the Company in exchange for each common share of Briyante;

         (ii) The closing of the acquisition is subject to the Company raising a minimum $800,000, before finders' fees or commissions, of new capital by way of an equity financing. As at October 31, 2003 the Company has raised the required amount;

         (iii) The Company has agreed that the Briyante shareholders may nominate two directors for election at the Company's AGM; and

         (iv) The closing is also subject to a number of customary conditions, including court, regulatory, and shareholder approval. Briyante's shareholders will be asked to vote on the Definitive Agreement at a Special Meeting that has been scheduled for November 21, 2003. The Company's shareholders will also vote on the arrangement November 21, 2003, at the

               Company's Annual General Meeting (AGM). If the Briyante acquisition is approved by both companies' shareholders, the Company's shareholders will also be asked to approve a post-acquisition share consolidation on a 4.5 old shares for 1 new share basis.

     (b) Subsequent to September 30, 2003 the Company closed the proposed private placement of up to $800,000. The private placement was oversubscribed by 574,348 Special Warrants and consists of a total of 5,212,029 Special Warrants at $0.1725 per Special Warrant, for gross proceeds of $899,075. Finders' fees are payable totaling $39,900 for net proceeds of $859,175. Each Special Warrant will be exercisable, for no additional consideration, into Units consisting of one common share and one share purchase warrant. Each warrant will entitle the holder for two years from the date of issue of the special warrants to acquire one additional common share in the capital of Imagis at an exercise price of $0.23 in the first year and $0.253 in the second year. The Special Warrants will be convertible at the holders' option at any time for an eighteen month period and will convert automatically at the end of the eighteen months. The Company will not be required to meet any conditions prior to conversion. The private placement was closed in tranches consequently the automatic conversion date will fall on a number of dates between March 29, 2005 and April 30, 2005. The share purchase warrants will expire on a number of dates between September 29, 2005 and October 30, 2005.

     (c) Subsequent to September 30, 2003 the Company settled $790,750 in debt including $396,750 of the Credit Facility, advances payable of $319,000, and the $75,000 Series A Subordinated Debenture. The debt was settled through the issuance of 4,584,058 Special Warrants under the same terms as those of the private placement described above, with the exception of debt settled with non-arms length parties. The special warrants issued to non-arms length parties will be converted only into common shares and no warrants. The debt settlement removed the existing General Security Agreements over the assets of the Company associated with the Credit Facility and Series A Debenture. The Company has repaid the balance of the funds owing under the Credit Facility in cash.


LIQUIDITY AND SOLVENCY

The Company's cash on hand at the beginning of the period aggregated $547,831. During the period, the Company received additional funds of $296,038 from the exercise of both stock options and warrants. In total, 195,505 options and 133,334 warrants were exercised which resulted in aggregate proceeds to the Company of $129,370 and $166,668, respectively. The Company also received USD$100,000 (CDN$148,710) and $176,214 in unsecured advances. The Company has settled advances payable of $319,000 through the issuance of 1,849,275 Special Warrants under the terms described below.

Under a credit facility the Company received cash pursuant to a loan agreement with a previous director of the Company in the amount of $367,000 and made repayments in the amount of $20,000. Also included in this loan are various expenses paid by the former director on behalf of the Company in the amount of $148,622 of which $26,384 has been repaid. The loan has accrued interest in the amount of $21,000 and the total of $490,238 remains unpaid as at September 30, 2003. The loan bore interest at the prime rate plus 2% per annum and was secured by a General Security Agreement over the assets of the Company, and a Source Code Escrow Agreement that required the Company to deposit into escrow its source codes together with a license to commercialize the source codes on a non-exclusive, world-wide, royalty-free basis for a period of five years, to be released only in the event that the Company ceases operations or enters bankruptcy proceedings. The loan arrangement under which the credit facility was drawn expired on May 31, 2003. Subsequent to September 30, 2003 the Company settled $396,750 of the Credit Facility through the issuance of 2,300,000 Special Warrants under the terms described below. The balance of the credit facility was repaid in cash.

During the period ended September 30, 2003, the Company received $75,000 through the issuance of a debenture. This debenture bore interest at prime plus 2% per annum, required interest to be paid monthly and was repayable on November 30, 2004. The debenture was secured by the assets of the Company but was subordinated to the credit facility loan agreement. Subsequent to September 30, 2003 the Company entered into an agreement to settle the debenture through the issuance of 434,782 Special Warrants under the terms described below.

The Company also received a total of $78,500 in subscriptions for special warrants pursuant to the private placement described below.

The Company used these funds primarily to finance its operating loss for the period. The impact on cash of the loss of $3,099,574, after adjustment for non-cash items and changes to other working capital accounts in the period, resulted in a negative cash flow from operations of $1,492,121. The Company also used funds to purchase capital equipment amounting to $8,195, repaid capital leases of $14,865, paid share issue costs of $2,031 related to a private placement completed in 2002, and deferred acquisition costs of $231,674 related to its proposed acquisition of Briyante Software Corp. The deferred acquisition costs consist primarily of legal costs associated with the acquisition and advances made to Briyante under the terms of the acquisition agreement.

In summary, the Company's cash position declined by $505,186 from $547,831 at the beginning of the period to $42,645 at September 30, 2003.

Pursuant to a Letter of Intent dated December 6, 2002 and an Arrangement Agreement dated February 14, 2003 the Company has agreed to acquire 100% of the issued and outstanding shares of Briyante Software Corp. ("Briyante"), a software development Company. The arrangement agreement was approved by the shareholders of Briyante at an annual and special general meeting held on March 17, 2003 and by an order of the Supreme Court of British Columbia on March 20, 2003. Subsequently the Company agreed to the postponement, pending amendments to the terms, of the acquisition of Briyante. The agreement to amend the terms was brought about by the Company determining that it did not have sufficient working capital for the combined entity, as a result of a poor financial environment over the past nine months. The Arrangement Agreement expired on May 31, 2003. On October 3, 2003, the Company and Briyante entered into a revised Arrangement Agreement to proceed with the acquisition of Briyante by the Company under the following terms:

         (i) The Company will acquire all outstanding shares of Briyante in exchange for shares of the Company. Briyante shareholders will receive 1.4 common shares of the Company in exchange for each common share of Briyante;

         (ii) The closing of the acquisition is subject to the Company raising a minimum $800,000, before finders' fees or commissions, of new capital by way of an equity financing. As at October 31, 2003 the Company has raised the required amount, see below;

         (iii) The Company has agreed that the Briyante shareholders may nominate two directors for election at the Company's AGM; and

         (iv) The closing is also subject to a number of customary conditions, including court, regulatory, and shareholder approval. Briyante's shareholders will be asked to vote on the Definitive Agreement at a Special Meeting that has been scheduled for November 21, 2003. The Company's shareholders will also vote on the arrangement November 21, 2003, at the Company's Annual General Meeting (AGM). If the Briyante acquisition is approved by both companies' shareholders, the Company's shareholders will also be asked to approve a post-acquisition share consolidation on a 4.5 old shares for 1 new share basis.

Management of the Company continues its organizational restructuring and refocusing of its sales, marketing, and development efforts and as a result has laid off non-core employees from its global operations. The Company has also closed its Victoria, B.C office and consolidated its operations into its Vancouver, B.C. head office, and implemented significant general administrative expense reduction measures, in order to substantially reduce the Company's monthly operating expenses. May of 2003 was the first month that fully realized all of the cost reductions and management believes that the Company will be able to achieve break even operations during the first quarter of 2004.

The Company did not have sufficient cash flow from operations to fund its operations beyond September 2003 and in recognition of this situation, the Company entered into the following agreements:

     (a) The Company entered into an agreement to issue an aggregate of 613,868 common shares at a deemed price of $0.2925 per share in settlement of $179,557 of debt owed to two arms-length creditors. The Company also agreed to issue common shares to its landlord in payment of the lease on its Vancouver head office through December 2003. The shares are to be issued on the first of each month based on the formula of the number of shares being equal to the monthly rent of $11,475 divided by the weighted average share price of the previous month less the maximum allowable discount under the rules of the TSX Venture Exchange. The Company issued a further 47,378 shares in payment of the August rent and 57,146 shares in payment of the September rent under this agreement.

     (d) Subsequent to September 30, 2003 the Company closed the announced private placement of up to CDN $800,000. The private placement was oversubscribed by 574,348 Special Warrants and consists of a total of 5,212,029 Special Warrants at $0.1725 per Special Warrant, for gross proceeds of $899,075. Finders' fees are payable totaling $39,900 for net proceeds of $859,175. Each Special Warrant will be exercisable, for no additional consideration, into Units consisting of one common share and one share purchase warrant. Each warrant will entitle the holder for two years from the date of issue of the special warrants to acquire one additional common share in the capital of Imagis at an exercise price of $0.23 in the first year and $0.253 in the second year. The Special Warrants will be convertible at the holders' option at any time for an eighteen month period and will convert automatically at the end of the eighteen months. The Company will not be required to meet any conditions prior to conversion. The private placement was closed in tranches consequently the automatic conversion date will fall on a number of dates between March 29, 2005 and April 30, 2005. The share purchase warrants will expire on a number of dates between September 29, 2005 and October 30, 2005.

     (b) Subsequent to September 30, 2003 the Company settled $790,750 in debt including $396,750 of the Credit Facility, advances payable of $319,000, and the $75,000 Series A Subordinated Debenture. The debt was settled through the issuance of 4,584,058 Special Warrants under the same terms as those of the private placement described above, with the exception of debt settled with non-arms length parties. The 1,002,899 special warrants issued to non-arms length parties will be converted only into common shares and no warrants. The debt settlement removed the existing General Security Agreements over the assets of the Company associated with the Credit Facility and Series A Debenture. The Company has repaid the balance of the funds owing under the Credit Facility in cash.

Management of the Company will be continuing to seek additional financing and may complete an additional private placement if investment funds are available. The Company will not be proceeding with the proposed Secured Convertible Debenture issues described in its June 30, 2003 quarterly 10Q filing.

There is no assurance that the Company will be able to complete any financing or that any financing will be obtained on terms favorable to the Company. The failure to obtain adequate financing could result in a substantial curtailment of Imagis' operations.